HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 46707
Cincinnati, OH 45246-0707

Filed via EDGAR

August 26, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hussman Investment Trust File Nos. 811-09911; 333-35342

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Hussman Investment Trust (the “Registrant”) and Ultimus Fund Distributors, LLC, the Registrant’s distributor, hereby request that the effective date of Post-Effective Amendment No. 33 to the Registrant’s Registration Statement on Form N-1A be accelerated so that the Post-Effective Amendment may be declared effective on August 26, 2019.

Thank you for your consideration of this request. Should questions arise in connection with this request, please contact John Splain at 513/607-7262.

HUSSMAN INVESTMENT TRUST		ULTIMUS FUND DISTRIBUTORS, LLC

By:	/s/ John F. Splain	By:	/s/ Kevin Guerette
	Secretary/Chief Compliance Officer		President